DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Jeffrey C. Thacker jeff.thacker@dlapiper.com T 858.638.6728 F 858.638.5128

December 19, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Larry Spiegel

        Assistant Director

Re:	Pacific DataVision, Inc. Amendment No. 4 to Draft Registration Statement on Form S-1 Submitted on December 3, 2014 File No. 377-00731

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 12, 2014, to John Pescatore, Chief Executive Officer and President of Pacific DataVision, Inc. (the “Company”), regarding Amendment No. 4 to the Registration Statement on Form S-1 submitted to the Commission on a confidential basis on December 3, 2014 (the “Registration Statement”) and the oral comments provided by the Staff to the Company on December 16, 2014 during a conference call with the Staff.

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We then address each of the oral comments provided by the Staff to the Company on December 16th. We are enclosing a copy of the publicly filed Registration Statement, together with a copy that is marked to show the changes from Amendment No. 4 to the Registration Statement in response to the Staff’s comments. We are also submitting supplemental materials to the Staff on a confidential basis in response to the Staff’s comments on December 16th.

Financial Statements for the Fiscal Years Ended March 31, 2014 and 2013 Report of Independent Registered Public Accounting Firm, page F 17

1.	We note your response to comment 5 from our letter dated November 26, 2014. Since the restatement is a correction of a misstatement in previously issued financial statements rather than a change in the Company’s accounting policy, please have your auditor revise its additional explanatory paragraph in its audit report to include the language specified in AU 508.18A.

Response

In response to the Staff’s comment, the Company’s auditor has revised its additional explanatory paragraph in its audit report to include the language specified in AU 508.18A.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 19, 2014

Page Two

Notes to Financial Statements

2. Summary of Significant Accounting Policies, Revenue Recognition, page F 23

2.	We have considered your response to previous comment 3. Please address each of the following:

a . You state that you are solely responsible for developing pdvConnect and each of the features and services currently offered to the customers of the domestic carriers. Please explain to us why you believe the domestic carrier’s customer is your customer. Please address your legal rights and obligations with respect to Carrier’s customer.

Response

The Company views the end users of the network services offered by the Domestic Carriers as the Company’s customers with respect to the pdvConnect service. As discussed further below, the Company believes there are two separate customer relationships with the end users of pdvConnect: (i) one customer relationship between the Domestic Carriers and the end user for network services (i.e., voice, text and/or data services) and (ii) a separate customer relationship between the Company and the end user for pdvConnect.

By way of background, pdvConnect is a cloud-based mobile resource management solution that is specified, designed, constructed, tested and maintained by the Company. The Company markets pdvConnect to dispatch centric businesses operating in the construction, distribution, transportation, field services, waste management and hospitality industries. These dispatch centric businesses typically have extended field workers and vehicle fleets to manage. pdvConnect enables the central office to locate and view and listen to recorded field events and photos from field workers. pdvConnect also enables field workers to record and send voice messages and photos to the dispatch office, providing them with an efficient way to document work events throughout the day.

The Company developed pdvConnect to work on any mobile network, and the use of pdvConnect is not limited to the networks operated by the Domestic Carriers. The Company owns and maintains the servers on which pdvConnect operates at a secure hosting facility in San Diego. pdvConnect utilizes the Domestic Carriers’ network by allowing the end user to make calls, use data and send texts (just like any other mobile customer) to the pdvConnect server. The dispatch office of the end user can connect directly to the pdvConnect servers through a web browser and any internet connection. The dispatch office can then view and manage pdvConnect messages from its field workers and send text messages to its field workers. In turn, the field workers can access pdvConnect by placing a call to the phone number assigned to the pdvConnect server. The Company is responsible for assigning and paying for these phone numbers, which are independent of the Domestic Carriers.

Based on these facts, the Company has determined that the pdvConnect service it provides and the network services provided by the Domestic Carriers are two separate services. This is further evidenced by the fact that the end user is required to enter into two separate commercial agreements: (i) a standard network services agreement with the Domestic Carrier (i.e., a voice, text and/or data services) and (ii) a license agreement with the Company for the pdvConnect service. The Domestic Carriers have no right under their agreements with the Company to license the pdvConnect service directly to end users. The fee for the pdvConnect service does not include any costs to the end user for placing calls or sending texts or data over the networks of the Domestic Carriers. Although it is true that the end users need to have access to a mobile network to use pdvConnect, the Company does not view the network as part of the pdvConnect service.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 19, 2014

Page Three

In addition to entering into a separate license agreement for pdvConnect, the Company has developed a customer relationship with the end user because: (i) in almost all cases, the Company has been responsible for initially identifying the end user as a potential customer and for selling pdvConnect to the end user regardless of what carrier they are using; (ii) the Company is responsible for fulfillment of pdvConnect, including account setup, contacting the end user directly to schedule the deployment, completing the deployment, providing end user training and confirming the end user’s acceptance of the deployment; and (iii) the Company has the primary obligation to respond to end user questions and to provide customer maintenance and support services for pdvConnect. Based on the Company’s records, the Company initially identified and contacted approximately 90% of the end users of pdvConnect (based on the number of subscribers) and approximately 10% of the end users (based on the number of subscribers) signed-up and agreed to pay for pdvConnect prior to the Company’s involvement. Historically, the Company receives greater than 99.5% of the total customer service calls placed by end users of pdvConnect, and the Domestic Carriers receive approximately 0.5% of the total customer service calls placed by end users of pdvConnect.

Further, the Company’s contracts with the Domestic Carriers support its position that the end users are the Company’s customers. Both contracts allow the Company to contact potential end users directly through its direct sales force. The identity of the end users are not proprietary to the Domestic Carriers, and the Company can contractually continue to offer pdvConnect to these end users regardless of whether the end users continue to use the network services provided by the Domestic Carriers. Moreover, even if the Domestic Carriers terminate their relationship with the Company, the Company has the contractual right to work with, and to continue to provide pdvConnect to, the end users.

Finally, the Company’s contracts with the Domestic Carriers provide that pdvConnect remains the Company’s proprietary service mark, and there are no trademarks, service marks or other identification of the Domestic Carriers in the pdvConnect application. The Domestic Carriers list pdvConnect as a third party application on their websites. In contrast, the Domestic Carriers have their own “white labeled” mobile resource management solutions that they market directly to end users under their own brand names.

b. Please clarify what you have determined to be the deliverable(s) in the arrangement. We note that you have referred to the following products and services that you provide under your arrangement with the domestic carriers:

•	pdvConnect software and related features and services that you developed

•	Contacting new customers identified by the carrier and ensuring that it is loaded and properly operating

•	Operation and performance of pdvConnect, including hosting and maintaining the servers on which pdvConnect operates

•	Maintenance and support services to the carriers and/or their respective customers, including other than Tier 1 support services provided by the domestic carriers.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 19, 2014

Page Four

Response

The Company has determined that the pdvConnect application is the “deliverable” in its arrangement with the end user. pdvConnect is a cloud-based service that is operated on the Company’s servers. As discussed above, the end users enter into two separate commercial agreements: (i) a standard network services agreement with a Domestic Carrier (i.e., a voice, text and/or data services) and (ii) a license agreement with the Company for the pdvConnect service. The fee for the pdvConnect service does not include any costs for the end users using the Domestic Carriers networks. The end user separately pays the Domestic Carriers for network services. Further, the Company owns and maintains the servers on which pdvConnect operates at a secure hosting facility in San Diego. pdvConnect utilizes the Domestic Carriers’ network by allowing the end user to make calls, use data and send texts (just like any other mobile customer) to the pdvConnect server. Based on these facts, the Company has determined that the pdvConnect service and the network services provided by the Domestic Carriers are two separate deliverables and are governed by two separate commercial agreements with the end users.

c. We note that you have determined that you are the primary obligor in the arrangement. Based on the information provided in your response, we note that both you and the domestic carrier appear to share rights and responsibilities in providing pdvConnect to the domestic carrier’s customer at the outset of the arrangement and on an ongoing basis. You indicated in your current and prior responses that the carrier is responsible for identifying a potential customer and taking orders, marketing, billing the customer and tier 1 customer support. Please address each of the following:

•	Please clarify the carrier’s role in identifying the potential customer and taking orders. Please explain whether or not the carrier’s customer has signed-up and agreed to pay the Carrier for the pdvConnect product prior to your involvement.

Response

The Company acknowledges that its agreements with the Domestic Carriers allow both the Company and the Domestic Carriers to market and sell pdvConnect. However, in almost all cases, the Company has been responsible for identifying potential end users and selling pdvConnect to these end users. pdvConnect is just one of a large number of third party applications made available by the Domestic Carriers. The Company has had limited success in gaining the attention of or incentivizing the sales agents of the Domestic Carriers to sell pdvConnect. At best, the Company has been successful in encouraging the Domestic Carriers’ sales agents to identify potential end users of pdvConnect (i.e., dispatch centric businesses) from their existing end user lists and to introduce the Company to these potential end users. Even in such cases, the Company is then responsible for contacting these potential end users directly and selling them on pdvConnect.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 19, 2014

Page Five

In contrast to the Domestic Carriers, the Company actively markets and sells pdvConnect through its direct sales force and various direct marketing activities. After identifying a potential end user, the Company contacts the potential end user to explain the benefits of pdvConnect and to complete the sales process. The Company is then responsible for fulfillment, including account setup, contacting the end user directly to schedule the deployment, completing the deployment, providing end user training and confirming the end user’s acceptance of the deployment. The Company also has the primary obligation to respond to end user questions and to provide customer maintenance and support services for pdvConnect. As a result, the Company does not believe that it is correct to characterize the Company and the Domestic Carriers as sharing the rights and responsibilities of providing pdvConnect to end users at the outset of the arrangement or on an ongoing basis. In addition, the end users have not historically signed-up for or agreed to pay the Domestic Carriers for pdvConnect prior to the Company’s involvement. Based on the Company’s records, the Company initially identified and contacted approximately 90% of the end users of pdvConnect (based on the number of subscribers) and approximately 10% of the end users (based on the number of subscribers) signed-up and agreed to pay for pdvConnect prior to the Company’s involvement.

The Company is supplementally providing the Staff with examples of the marketing and sales materials used by its direct sales force. Further, the Company wishes to clarify that the purpose of the Customer On-Boarding forms it previously provided to the Staff. The purpose of the Customer On-Boarding form is to coordinate information between the Domestic Carriers and the Company once an end user has agreed to purchase pdvConnect. It is the mechanism to share the required information to enable the Company to set up the customer account and complete the deployment of pdvConnect. However, this form should not be viewed as indicating that the Domestic Carriers generally complete sales of pdvConnect and that the Company only becomes involved in the process after the sale is complete. As discussed, in almost all cases, the Company has been responsible for identifying potential end users and actively selling pdvConnect to these end users.

•	Please explain the different levels of customer support provided to the carrier’s customer, the nature of your responsibility for customer support and the nature of the carrier’s responsibility. We note that in your response that you provide training to the carrier’s sales force. Please clarify whether or not you also provide training carrier’s customer service group to enable them to provide the customer with support. If you do provide customer service training, explain the nature of training you provide to and why the training is provided.

Response

As discussed, the Company is responsible for fulfillment of pdvConnect, including account set up, contacting the end user directly to schedule the deployment, completing the deployment, providing customer training and confirming the end user’s acceptance of the deployment. During the deployment process, the Company informs the end user that the Company is responsible for the acceptance and performance of pdvConnect, and provides the end user with information on how to contact the Company for customer care and support.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 19, 2014

Page Six

When an end user experiences a problem, the end user can place a service call with either the Company or the Domestic Carrier. The Domestic Carriers, however, are only required to provide Tier 1 support (first-line support) focused on identifying the end user’s issue (i.e., whether the end user’s issue is with the Domestic Carrier’s network or pdvConnect). If the end user’s issue is related to pdvConnect, the Domestic Carriers refer the end user to the Company. The Company is then responsible for resolving all end user support and maintenance issues related to pdvConnect (Tier 2 and above). The Domestic Carriers have no access to the Company’s servers or systems, and as a result, have no ability to troubleshoot or resolve customer problems with pdvConnect. In practice, because the Company provides the end user with information on how to contact the Company for customer care and support, the end users almost always place their first call with the Company and almost never call the Domestic Carriers. Historically, the Company receives greater than 99.5% of the total customer service calls placed by end users of pdvConnect, and the Domestic Carriers receive approximately 0.5% of the total customer service calls placed by end users of pdvConnect.

The Company did provide limited customer training to the Domestic Carriers at the inception of its contracts with the Domestic Carriers to allow them to provide Tier 1 support. The Company has also provided the Domestic Carriers with FAQs and videos that can be accessed by end users on the Domestic Carriers’ websites. The Company has not provided any further training to the Domestic Carriers, and as a result, their customer service groups have no specific technical training on pdvConnect and are not qualified to answer questions regarding the technical operation or performance of pdvConnect or the Company’s servers.

d. Please explain to us what happens under the license arrangement with the domestic carrier’s customer when that customer cancels its service with the domestic carrier and how you considered this in your primary obligor analysis.

Response

The Company’s contracts with the Domestic Carriers provide that its existing license agreement with the end user terminates if the end user cancels its service with the Domestic Carrier. In such a case, the Company would be required to enter into a new license agreement with the end user to continue to provide pdvConnect to that end user. The Company’s agreements with the Domestic Carriers also provide, however, that the identity of an end user who is using pdvConnect is not the proprietary information of the Domestic Carrier, and that the Company is free to contact the end user and offer to continue to provide the end user with pdvConnect. Moreover, because pdvConnect can work on any mobile network, and is not limited to the networks operated by the Domestic Carriers, the Company can immediately provide pdvConnect to the end user through the end user’s new network provider.

In practice, end users generally contact the Company before they decide to switch carriers (which is the typical reason for an end user cancelling their contract with one of the Domestic Carriers). Once deployed, pdvConnect becomes an important part of the end user’s operations, enabling them to effectively and efficiently manage and communicate with their field workers from a central dispatch office. As a result, the end users generally request the Company to help them transition pdvConnect from their existing carrier to the new carrier. The Company has a number of examples of its current end users who have notified the Company of their intent to switch carriers, and have asked the Company to facilitate a seamless transfer of the pdvConnect service to the new carrier.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 19, 2014

Page Seven

In the primary obligor analysis, the Company views the network services provided by the Domestic Carriers and the pdvConnect service it provides as two separate deliverables, and two separate customer relationships. The Company has its own customer relationship with the end user, which it develops during the sales and deployment process and by providing the end user with maintenance and customer support services. In addition, the Company is required to enter into a separate license agreement with the end users to authorize the end users to use pdvConnect. Further, the Company’s contracts with the Domestic Carriers authorize the Company to contact and to continue to provide services to the end users regardless of whether the end users use the Domestic Carriers’ network services.

e. Please clarify what you mean as stated in your November 20, 2014 response, that you “remain ultimately responsible to the customers for the acceptability and performance of pdvConnect.” Additionally, please describe the nature of any refunds or penalties that you are required to provide and to which party these are directly provided, the domestic carrier or its customer. Additionally, please describe the rights and penalties afforded to you if the carrier is not able to transmit pdvConnect to its customers.

Response

The Company has determined it is ultimately responsible for pdvConnect because: (i) it designed and developed the end user features and functionality of pdvConnect; (ii) it has initially identified the end users and sold them pdvConnect; (iii) it is responsible for fulfillment, including account set up, contacting the end user directly to schedule the deployment, completing the deployment, providing end user training and confirming the end user’s acceptance of the deployment; and (iv) it has the primary obligation to respond to end user questions and to provide customer maintenance and support services for pdvConnect. Further, under its contracts with the Domestic Carriers, the Company is only compensated if an end user accepts pdvConnect.

End Users: As between the Company and the end user of pdvConnect, if the end user is dissatisfied with pdvConnect or the pdvConnect application fails to function properly, the end user can refuse to pay for the pdvConnect service or request a credit. Because the Domestic Carriers are responsible for billing and collections, an end users’ decision not to pay or to request a credit is reflected in the amounts collected by the Domestic Carriers. Under its contract with the Domestic Carrier I, the Company does not receive compensation when the end user fails to pay or demands a credit as a result of the non-performance of pdvConnect. The Company’s contract with Domestic Carrier II does not specifically state which party bears the credit risk. In practice, the Company does not expect to receive any compensation if the reason for non-payment is based on pdvConnect service complaints, the customer rejects the pdvConnect service or the Company fails to perform any other obligation.

Domestic Carriers: The Company’s contracts with the Domestic Carriers contain minimum operating standards and service level requirements, such as uptimes for the pdvConnect servers and customer response times. These standards, and the accompanying credits or penalties, are intended to maintain acceptable quality levels for products listed as approved by the Domestic Carriers. These credits and penalties are not directly related to the Company’s service (or failure thereof) to any one end user of pdvConnect. Moreover, the Company is not required to pay the Domestic Carriers any portion of the pdvConnect fee that is not paid by an end user because pdvConnect fails to perform at a time when the Domestic Carriers’ networks are performing. Finally, the Company has previously satisfied all of its delivery obligations under its contracts with the Domestic Carriers, and it has never paid any penalties or provided any credits to the Domestic Carriers (and the Domestic Carriers have never requested the Company to pay any penalties or provide any credits) under these provisions governing the minimum operating standards and service level requirements.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 19, 2014

Page Eight

Company: If an end user is unable to use pdvConnect because the Domestic Carrier’s network goes down, the Domestic Carriers are not required to pay any penalties or provide any credits to the Company. This fact reflects the respective contractual bargaining positions of the Company and the Domestic Carriers. Additionally, the network services provided by the Domestic Carriers are separate from pdvConnect, and the Domestic Carriers’ obligations to the end user is covered by the network agreement between the Domestic Carriers and the end users.

f. We note that you state that the title of pdvConnect is not assumed by the carrier. Based on your recent response, it appears that title of PdvConnect is also not transferred to carrier’s customer. Please expand your analysis to address how title not being transferred to either party was considered in your analysis of inventory risk.

Response

Under the Company’s contracts with the Domestic Carriers and its end users, title to pdvConnect does not pass to the Domestic Carriers or to the end users at any time. Rather, the Company retains title to pdvConnect at all times, and only grants the end user a license to use pdvConnect in accordance with the terms of the Company’s end user license agreement. The Company previously argued that it should be viewed as the party bearing the general inventory risk as compared to the Domestic Carriers. The Company supported this position by stating that: (i) the Domestic Carriers do not assume title or any risk of loss (and as a result, have no right of return) under the terms of their agreements with the Company; (ii) the Domestic Carriers have no right to license pdvConnect to end users; (iii) the Company incurred the upfront costs to develop pdvConnect; and (iv) the Company only gets paid for its services if the end user actually accepts the pdvConnect service (i.e., there are no minimum purchase obligations for the Domestic Carriers). The Company recognizes that if the end user does not accept and pay for pdvConnect, it is not required to compensate the Domestic Carriers. However, due to the fact that it offers pdvConnect as a cloud-based service in a digital format and title does not transfer, the Company does not believe that inventory risk is a strong indicator of whether the Company or the domestic carriers act as the principal in the transactions involving the sale of pdvConnect.

g. We note that you state that you enter into a license agreement with the carrier’s customer. Please clarify whether or not you enter into a license agreement with the carriers and how that was considered in your analysis of inventory risk.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 19, 2014

Page Nine

Response

In its contracts with the Domestic Carriers, the Company does provide a license to the Domestic Carriers for certain limited rights, including authorizing the Domestic Carriers to market pdvConnect, to use the Company’s trademarks and advertising materials, to demonstrate pdvConnect and to use pdvConnect for internal purposes. The Company, however, does not grant the Domestic Carriers the right to sublicense pdvConnect to end users. As a result, end users are not authorized to use pdvConnect unless they enter into the Company’s end user license agreement. The end user license agreement identifies the Company as the developer and owner of pdvConnect, and defines the terms and conditions under which the Company has authorized the end user to use pdvConnect. The requirement of the end user to enter into a license agreement in order to use pdvConnect is consistent with the Company’s determination that the end user is the Company’s customer.

h. Please clarify if you are required to compensate the carrier for the services it provides its customer with pdvConnect. Explain how you consider ASC 605 45 45 7 in your analysis of inventory risk.

Response

Under the Company’s contracts with the Domestic Carriers, neither the Company nor the Domestic Carriers are required to compensate the other party for performing services if an end user does not accept pdvConnect. The Company recognizes it is not required to compensate the Domestic Carriers if the end user fails to pay for pdvConnect. Due to the digital nature of pdvConnect, the Company does not believe ASC 605-45 45-7 is a strong indicator of whether the Company should record revenues on a gross or net basis.

i. Please clarify the extent to which pdvConnect is modified by you to meet individual carrier customer needs or specifications. Also clarify the nature of the minimum standard placed by the carriers that you refer to in a prior response and the extent to which the carrier has the ability to request other modifications of pdvConnect to meet its needs or specifications. If this is the case, clarify whether or not these modifications need to be made prior to offering pdvConnect to the carrier offering it to its customers.

Response

The Domestic Carriers do not have the right to require the Company to modify the end user features and functionality of pdvConnect, and neither of the Domestic Carriers have requested the Company to modify pdvConnect to address the needs of any of their end users. The Company developed pdvConnect as a mobile resource management solution for dispatch centric businesses that operate in the construction, distribution, transportation, field services, waste management and hospitality industries. Moreover, pdvConnect works with any mobile network, and the use of pdvConnect is not limited to the networks operated by the Domestic Carriers. The Company is solely responsible for modifying or adding to the features and functionality of pdvConnect, all of which are driven by the Company’s assessment of the needs and wants of the end users. For example, the Company offers different service levels of pdvConnect to its end users (professional and standard), and customizes certain features of pdvConnect for different industry verticals. In addition, the Company will work with end users to configure their pdvConnect accounts based on the Company’s assessment of the end users’ needs. However, this customization is part of the pdvConnect deliverable and driven by the needs and wants of the end users, and not the Domestic Carriers. Further, the Company may decide to develop additional features or functionality based on feedback from end users and/or based on specific requests from very large accounts. Again, these decisions are solely up to the discretion of the Company.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 19, 2014

Page Ten

The Company’s contracts with the Domestic Carriers do contain minimum operating standards and service level requirements. However, the standards set by the Domestic Carriers are intended to help maintain minimum quality standards for products approved for sale by the Domestic Carriers. The Company believes that the Domestic Carriers require similar standards for the other third party applications they include as approved products. These standards are not the end user features and functionality that the Company developed, and the Domestic Carriers do not have a contractual right to require the Company to modify these end user features or functionality.

At the time the Company entered into contracts with the Domestic Carriers, the Domestic Carriers evaluated and tested pdvConnect to determine whether it satisfied the minimum quality standards to allow the Company to market pdvConnect as an approved product. The Domestic Carriers approved pdvConnect at that time, and the Company agreed in its contracts with the Domestic Carriers to maintain minimum quality standards. However, the Company was and remains solely responsible for designing and developing the features and functionality of pdvConnect – which it considers to be the deliverable to the end user. Moreover, the Company is not required to obtain the approval of the Domestic Carriers before it markets pdvConnect to a potential end user.

j. Please clarify if the carrier has the right to evaluate or determine whether or not pdvConnect is acceptable to offer it to its customers. If so, please clarify the nature of the items the carrier considers in its evaluation.

Response

The Company was and remains solely responsible for developing the end user features and functionality provided by pdvConnect to end users – which the Company views as the deliverable. In contrast, the Domestic Carriers are primarily focused on helping to establish minimum quality standards, since the end user is also a customer of the network services provided by the Domestic Carriers. Before entering into an agreement with the Company, the Domestic Carriers tested and evaluated pdvConnect to ensure it was suitable to be an approved third party application. The Domestic Carriers also established minimum operating requirements for pdvConnect in their agreements with the Company, such as server uptime and support service requirements. Additionally, the Domestic Carriers provided the Company with the necessary interface specifications so that voice and data information could be communicated between pdvConnect and the Domestic Carriers’ networks. However, the Domestic Carriers do not have a right to specify the features or functionality that pdvConnect provides to end users. Further, the Domestic Carriers do not evaluate the needs of particular end users to determine whether pdvConnect is acceptable to offer to end users.

k. You have stated that the carrier is responsible for collecting the sales price from its customer and that the carrier pays you a portion of the sales price paid by its customer only after its customer has paid. You clarify in your response that you do not have credit risk for the carrier’s portion of the total amount billed. Please explain why you have determined that the total sales price represents the amount paid by the customer rather than the amount you are paid by the carrier.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 19, 2014

Page Eleven

Response

The Company determined that it is appropriate to record revenues on a gross basis for the following reasons. First, the Company determined that the pdvConnect service is a separate deliverable from the network services provided by the Domestic Carriers. The fee for the pdvConnect service does not include any costs for the end user’s use of the Domestic Carrier’s network. The end user separately pays the Domestic Carrier for its use of the network under the terms of its separate agreement with the Domestic Carrier. The Company markets and sells pdvConnect to businesses who are not end users on the networks provided by the Domestic Carriers at the same retail price that the Company and the Domestic Carriers offer to the end users of the Domestic Carriers, which is up to $19.99 per month per unit of the pdvConnect, with some variation for large volume discounts.

Second, the Company does not consider the fact that the parties have agreed to utilize the Domestic Carriers’ billing and collection systems to be a determinative of who is acting as the principal or agent in transactions involving the sale of pdvConnect. Although its contracts with the Domestic Carriers authorize the Domestic Carriers to market and sell pdvConnect, the Company has been responsible for securing almost all end users through its own direct sales, marketing and support activities. The Company entered into the contracts with the Domestic Carriers, and agreed to pay the Domestic Carriers a portion of the pdvConnect service fee, to: (i) utilize the Domestic Carriers’ billing and collection systems and (ii) gain access to the Domestic Carriers’ networks. The Company’s end users prefer to receive one combined bill for all of their mobile services, and the Domestic Carriers have developed robust billing and collection systems.

Finally, credit risk is not a determinative factor in assessing whether the Company acts as the principal or agent in a transaction involving the sale of pdvConnect. Although the Company does not have credit risk for the Domestic Carriers’ portions of the pdvConnect fee, it is also true that the Domestic Carriers do not have any credit risk for the Company’s portion of the pdvConnect fee.

l. Please tell us your history of bad debt expense with respect to amounts due from the carriers’ customers.

Response

The Company supplementally advises the Staff that bad debt expense has not been material in the past.

m. Please clarify whether or not the carrier is able to adjust the amount it pays you for pdvConnect provided to its customers. To the extent adjustments are contemplated, please clarify the nature of these adjustments and when they apply.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 19, 2014

Page Twelve

Response

The Domestic Carriers are not able to unilaterally adjust the amounts the Company is contractually entitled to receive for sales of pdvConnect. As part of the contract process, the Company and the Domestic Carriers negotiated the respective amounts they would receive for sales of pdvConnect. Under its contract with Domestic Carrier I, the Company and Domestic Carrier I each receive a fixed percentage of the actual amount collected from the end users. In its contract with Domestic Carrier II, the Company receives a fixed dollar amount for sales of pdvConnect. The Domestic Carriers have no right to adjust these contractual amounts absent a contractual amendment agreed to by the Company. The Company views the amount paid to the Domestic Carriers as a fee to: (i) utilize the Domestic Carriers’ billing and collection systems and (ii) gain access to the Domestic Carriers’ networks.

Oral Comments from the Staff on December 16, 2014

1. Please provide examples of the Company’s direct marketing materials.

The Company actively markets and sells pdvConnect to dispatch centric businesses operating in the construction, distribution, transportation, field services, waste management and hospitality industries, regardless of whether or not these businesses are end users of the Domestic Carriers. The Company has supplementally provided the Staff with examples of its direct marketing materials.

2. Please provide the historical percentage of pdvConnect end users (based on the number of subscribers) who have signed-up and agreed to pay the Domestic Carriers for pdvConnect prior to the Company’s involvement versus the percentage of pdvConnect end users identified and initially contacted by the Company.

Based on the Company’s records, the Company initially identified and contacted approximately 90% of the end users of pdvConnect (based on the number of subscribers) and approximately 10% of the end users (based on the number of subscribers) signed-up and agreed to pay for pdvConnect prior to the Company’s involvement.

3. Please provide your analysis of the respective services the Company and the Domestic Carriers provide as part of the pdvConnect service.

The Company has supplementally provided the Staff with a chart showing the respective services the Company and the Domestic Carriers provide as part of the pdvConnect service.

4. Please provide the historical percentages of customer service calls that end users of pdvConnect place with the Domestic Carriers versus the Company.

Historically, the Company receives greater than 99.5% of the total customer service calls placed by end users of pdvConnect, and the Domestic Carriers receive approximately 0.5% of the total customer service calls placed by end users of pdvConnect.

5. Please provide information comparing the retail price of pdvConnect when it is offered to end users of the Domestic Carriers versus the retail price of pdvConnect offered directly by the Company to end users who are not on the networks provided by the Domestic Carriers.

The Company markets and sells pdvConnect to businesses who are not end users on the networks provided by the Domestic Carriers at the same retail price that the Company and the Domestic Carriers offer to the end users of the Domestic Carriers, which is up to $19.99 per month per unit of the pdvConnect, with some variation for large volume discounts.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 19, 2014

Page Thirteen

6. Please provide an analysis comparing the primary obligor indicators between the Domestic Carriers and the International Carrier

The following table provides a summary analysis of the factors that differentiate why the Company has determined that it is the primary obligor in its arrangements with the Domestic Carriers but not the primary obligor in its arrangement with the International Carrier.

Indicators of Gross Revenue Reporting - The Entity Is the Primary Obligor in the Arrangement

Domestic Carriers – Gross Reporting	International Carrier – Net Reporting

•    The solution is identified as pdvConnect.

•    pdvConnect runs on the Company’s servers.

•    The Company has a direct U.S. sales force to market and sell pdvConnect.

•    The Company is responsible for contacting potential end users directly and completing the sale.

•    The Company is required to enter into a license agreement with the end user. These license agreements identify the Company as the developer and owner of pdvConnect, and define the terms and conditions under which the Company has authorized the end user to use the application. The Company is an electronic signatory to this contract.

•    The Company identifies itself as the developer of pdvConnect and configures the end user’s account. The Company also informs the potential end user that it is responsible for deploying pdvConnect on the end user’s system and for providing the end user with maintenance and support services. The Company provides the end users with information on how to contact the Company for future maintenance and support services.

•    The solution is Push To Mail, not pdvConnect, so it is not immediately identifiable as the Company’s solution.

•    The Push to Mail application runs on the International Carrier’s servers.

•    The Company has no direct marketing or sales presence in Mexico.

•    The International Carrier is responsible for marketing and sales activities.

•    The Company does not enter into a contract with the end user, rather the International Carrier has a right to sublicense pdvConnect to the end users.

•    The International Carrier is responsible for fulfillment and for providing the customer with maintenance and support services. The Company is responsible for providing the International Carrier with support services. The Company is only identified to the end users as the developer of Push to Mail.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 19, 2014

Page Fourteen

•    When end users experience a problem with pdvConnect, the end users typically call the Company first. Although the end users can call the Domestic Carriers, they only provide limited Tier 1 support services. For problems with pdvConnect, the Domestic Carriers refer the end user to the Company. The Company is then responsible for resolving all end user support and maintenance issues related to the application.

•    The Company is responsible for providing 24x7 support services to the International Carrier and to assist the International Carrier in responding to end user issues. However, the end users do not call the Company directly. As part of its contractual obligations, the Company provided support training to the staff of International Carrier.

Conclusion

In accordance with Accounting Standards Codification (“ASC”) Topic 605-45-45, Revenue Recognition – Principal Agent Considerations, the Company has analyzed whether it is acting as the “principal” or as the “agent” in transactions involving the sale of pdvConnect. Specifically, the Company considered each of the indicators set forth in ASC 605-45-45, including each of the indicators supporting gross revenue reporting and each of the indicators supporting net revenue reporting. This determination is a matter of judgment that depends on the particular facts and circumstances.

While not all of the indicators support gross reporting, the Company has determined that it is the principal in transactions involving sales of pdvConnect and that it is appropriate for the Company to report revenues on a gross basis. The Company determined that it is the primary obligor in its arrangements with the Domestic Carriers as a result of: (i) it directly markets and sells pdvConnect to the end users; (ii) it is responsible for fulfillment, including setting up the end user account, deploying pdvConnect, training the end user and ensuring customer acceptance; and (iii) it has the primary obligation to respond to end user questions and to provide end user maintenance and support services. The Company’s role as the primary obligor is also evidenced by the terms of its contracts with the Domestic Carriers, the Company’s and the Domestic Carriers’ respective communications with end users and the end user license agreements that end users are required to enter into with the Company.

The Company also determined that the following factors support its recognition of revenues on a gross basis: (i) the Company is solely responsible for developing the end user features and functionality of pdvConnect; (ii) the Domestic Carriers have no right to change or modify the end user features of pdvConnect; (iii) the Domestic Carriers do not perform any service related to pdvConnect, other than allowing the Company and end users to use their network to make calls and transfer data and providing billing and collection services; (iv) the Company’s contracts with the Domestic Carriers are non-exclusive, and the Company can select additional domestic carriers and market pdvConnect directly to any potential end user.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 19, 2014

Page Fifteen

The Company also considered the contractual rights of the Domestic Carriers to ultimately set the final price for pdvConnect, and determined that in practice the Domestic Carriers typically offer pdvConnect at the suggested retail price they negotiated with the Company and discounts for large accounts are typically discussed with the Company (and must be approved by the Company in the case of Domestic Carrier II). The Company also considered credit risks under its agreements with the Domestic Carriers, and determined that both the Company and the Domestic Carriers have credit risk. As a result, the Company does not believe that these factors dictate that it should record revenue on a net basis.

Further, the supplemental information the Company has provided to the Staff in response to the Staff’s oral comments supports the Company’s conclusion that it is the principal in transactions involving the sale of pdvConnect. Based on the Company’s records, the Company initially identified and contacted approximately 90% of the end users of pdvConnect (based on the number of subscribers) and approximately 10% of the end users (based on the number of subscribers) signed-up and agreed to pay for pdvConnect prior to the Company’s involvement. Historically, the Company receives greater than 99.5% of the total customer service calls placed by end users of pdvConnect, and the Domestic Carriers receive approximately 0.5% of the total customer service calls placed by end users of pdvConnect. Finally, the Company markets and sells pdvConnect to businesses who are not end users on the networks provided by the Domestic Carriers at the same retail price that the Company and the Domestic Carriers offer to the end users of the Domestic Carriers, which is up to $19.99 per month per unit of the pdvConnect, with some variation for large volume discounts.

Acknowledgment

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require further information, please call me at (858) 638-6728.

Very truly yours,

/s/ DLA Piper LLP (US)

DLA Piper LLP (US)

Jeffrey C. Thacker
Partner